Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 goodwinprocter.com

May 16, 2023

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III
Form 10-K for the year ended December 31, 2022 Filed March 17, 2023
File No. 001-40228

Ladies and Gentlemen:

This letter is being submitted on behalf Alpha Healthcare Acquisition Corp. III (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 filed on March 17, 2023 (the “Form 10-K”) as set forth in your letter dated May 15, 2023 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the year ended December 31, 2022 filed March 17, 2023

Item 15

Exhibits 31.1 and 31.2, page 71

1.

We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE: We respectfully advise the Staff that the Company has filed an amendment to the Annual Report on Form 10-K for the year ended December 31, 2022, that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

* * *

Division of Corporation Finance

May 16, 2023

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Thomas Levato at 212-459-7256 or TLevato@goodwinlaw.com.

Sincerely,

/s/ Thomas Levato
Goodwin Procter LLP

cc:	Michael Fay

Brian Cascio

Securities and Exchange Commission

Rajiv Shukla

Patrick Sturgeon

Alpha Healthcare Acquisition Corp. III